SUMMARY ADVERTISEMENT

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Purchase dated October 17, 2000 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by CIBC World Markets Corp. (the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
up to 51% of the Shares of Common Stock

of

ZapMe! Corporation

at

$2.32 Net Per Share

by

Gilat Satellite Networks Ltd.

     Gilat Satellite Networks Ltd., an Israeli corporation (the "Purchaser"), is offering to purchase up to the number of shares of common stock, par value $.01 per share (the "Shares"), of ZapMe! Corporation, a Delaware corporation (the "Company"), which, together with the Shares beneficially owned by Purchaser, constitute 51% of the Outstanding Shares (the "Maximum Number of Shares"), at a price of $2.32 per Share, net to the seller in cash, (less any required withholding taxes) without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). "Outstanding Shares" shall mean the total number of Shares outstanding as of the last business day prior to the consummation of the Offer. Tendering stockholders who have Shares registered in their names and who tender directly to EquiServe Trust Company, N.A. (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 14, 2000, UNLESS THE OFFER IS EXTENDED.

     Certain stockholders of the Company have agreed to tender all of their Shares in the Offer, and certain other stockholders of the Company have granted Purchaser the option to purchase their Shares, in each case at a price of $2.32 net per share. The option will only be exercised if the Shares tendered in the Offer constitute, together with the Shares beneficially owned by Purchaser, less than 51% of the Outstanding Shares.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to November 14, 2000 a number of the Shares which, together with the Shares beneficially owned by Purchaser, would represent at least 17% of the Outstanding Shares (the "Minimum Condition"), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and (iii) the satisfaction of certain other terms and conditions. See Section 14 of the Offer to Purchase.

     The Offer is being made pursuant to the Tender Offer Agreement dated as of October 3, 2000 (the "Tender Offer Agreement"), among the Company, Purchaser and certain principal stockholders of the Company listed on Schedule A thereto (collectively, the "Schedule A Stockholders") and certain other
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principal stockholders listed on Schedule B thereto (collectively, the "Schedule
B Stockholders," and together with the Schedule A Stockholders, the "Identified Stockholders").

     The purpose of the Offer is for Purchaser to acquire a majority of the Outstanding Shares and as a result the Company will be a direct majority-owned subsidiary of Purchaser. The Company has represented to Purchaser that, as of August 31, 2000, there were 45,215,695 Shares issued and outstanding. Based upon such information, and assuming that no Shares are otherwise issued after August 31, 2000, if at least 7,186,668 Shares in the aggregate are validly tendered and not timely withdrawn prior to the expiration of the Offer, the Minimum Condition will be satisfied.

     Purchaser will purchase up to the Maximum Number of Shares.

     Under the Tender Offer Agreement, the Schedule B Stockholders have agreed to validly tender in, and not withdraw from, the Offer all of their Shares (which, based upon the information set forth on Schedule B to the Tender Offer Agreement, equals in the aggregate 5,852,905 Shares, and which constitute approximately 12.94% of the total number of Shares outstanding, as of October 3, 2000. In addition, pursuant to the Tender Offer Agreement, the Schedule A Stockholders have granted to Purchaser an option to purchase all of their Shares (which based upon the information set forth on Schedule A to the Tender Offer Agreement, equals in the aggregate 16,951,445 Shares, and which constitute approximately 37.49% of the total number of Shares outstanding, as of October 3,
2000), which Purchaser shall exercise upon the consummation of the Offer at a price per Share equal to $2.32, but only to the extent necessary for Purchaser to acquire the Maximum Number of Shares (taking into account the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer). See Section 13 of the Offer to Purchase.

     Thus, if the Minimum Condition is satisfied and Purchaser accepts for payment Shares tendered pursuant to the Offer and exercises the option (if and to the extent necessary) to acquire a certain number of the Schedule A Stockholders' Shares, Purchaser will be the beneficial owner of a majority of the total number of Outstanding Shares. It is expected that at least a majority of the directors on the Company's Board of Directors will resign upon consummation of the Offer and the directors appointed by Purchaser will replace such directors. See section 12 of the Offer to Purchase.

     Alternatively, under the Tender Offer Agreement, if the Offer is terminated or is not consummated, and Purchaser is not precluded either directly or indirectly by applicable law or by administrative or judicial action from purchasing up to the Maximum Number of Shares outside of the Offer, each of the Identified Stockholders shall sell to Purchaser, and Purchaser shall purchase from each Identified Stockholder, the number of Shares set forth opposite from such Identified Stockholder's name on Schedule A and Schedule B, as the case may be, to the Tender Offer Agreement (collectively, the "Identified Stockholders Shares"), at a price per Share equal to $2.32. See Section 13 of the Offer to Purchase.

     Tendering Shares pursuant to the Offer will not affect the right of stockholders to receive dividends declared by the Company, if any, with a record date prior to the date on which Purchaser purchases the Shares pursuant to the Offer. See Section 6 of the Offer to Purchase.

     The Board of Directors of the Company has determined based on, among other things, the recommendation of a special committee comprised of independent directors that the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, is in the best interests of the Company and its stockholders and has recommended that the Company's stockholders accept the Offer.

     Upon the terms and subject to the conditions of the Offer, if more than the Maximum Number of Shares are validly tendered and not withdrawn prior to the Expiration Date (as defined below), Purchaser will accept for payment and pay for only the Maximum Number of Shares, on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares validly tendered by each stockholder prior to the Expiration Date and theretofore not properly withdrawn. The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, November 14, 2000, unless Purchaser shall have extended the period of time for which the Offer is open in accordance with the terms of the Tender Offer Agreement, or as may be required by applicable law, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. In the event that
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proration of tendered Shares is required, Purchaser shall determine the proration factor as soon as practicable following the Expiration Date. Because of the difficulty of determining the precise number of Shares validly tendered and not properly withdrawn prior to the Expiration Date (due in part to the guaranteed delivery procedures described in Section 3 of the Offer to Purchase), Purchaser does not expect that it will be able to announce the final results of such proration or pay for any Shares until at least seven Nasdaq National Market trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the time Purchaser accepts shares for payment pursuant to the Offer. Stockholders of the Company may obtain such preliminary information from the Dealer Manager and may be able to obtain such information from their broker.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered on or prior to the Expiration Date and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment whose Shares have been accepted for payment, giving effect to proration in the event the number of Shares validly tendered and not withdrawn exceeds the Maximum Number of Shares.

     In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the purchase price of Shares be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

     Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company, (the "Book-Entry Transfer Facility"), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

     If the Minimum Condition or any of the other conditions set forth in
Section 14 of the Offer to Purchase that relate to Purchaser's obligations to purchase the Shares are not satisfied by 12:00 Midnight, New York City time, on November 14, 2000 (or any other time then set as the Expiration Date), Purchaser may, subject to the terms of the Tender Offer Agreement, elect to, (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (ii) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, accept for payment all Shares so tendered and not extend the Offer or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to the tendering stockholders. If all of the conditions to consummation of the Offer are satisfied, Purchaser shall consummate the Offer as promptly as practicable, taking into account the time necessary to calculate the proration factor described in the Offer to Purchase.

     Subject to the terms and conditions set forth in the Offer to Purchase and the Tender Offer Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open or by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension promptly thereafter. However, under no circumstances shall any such extension be less than the number of days required by the Exchange Act or by any other applicable law. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw its Shares. There can be no assurance that Purchaser will exercise its right to extend the Offer.

     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (other than the Shares of Schedule B Stockholders, which may not be withdrawn pursuant to the Tender Offer Agreement) and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after, December 17, 2000. Except as otherwise provided in Section 4 of the Offer to Purchase or by applicable law, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must, to be valid, specify (i) the name of the person who tendered the Shares to be withdrawn, (ii) the number of Shares to be withdrawn and (iii) the name in which the certificates representing such shares are registered if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must, to be valid, also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided Purchaser with the Company's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's list of stockholders or, if applicable, who are listed as participants in a clearing agency's security position listing. The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Dealer Manager at its address and telephone number set forth below, and will be furnished promptly at Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:

[CIBC LOGO]

CIBC WORLD MARKETS
One World Financial Center
New York, New York 10281
(212) 667-6355  (800) 999-6726
Attention: Isabel Thompson

October 17, 2000